

December 30, 2009

By U.S. Mail and Facsimile to (607) 735-2050

Ronald M. Bentley
President and Chief Executive Officer
Chemung Financial Corporation
One Chemung Canal Plaza
P.O. Box 1522
Elmira, New York 14902

> **Re:** **Chemung Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter ended September 30, 2009**
> **File No. 0-13888**

Dear Mr. Bentley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Directors, Executive Officers and Corporate Governance, page 33

1.   In future filings, please revise to include at least 5 years of business experience for each officer and director. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 33

2. We note that several shareholders disclaim beneficial ownership of certain shares held by their respective spouses. Please revise the shareholder table to include those shares in their total of shares beneficially held. Refer to Rule 13d-3 of the Securities Act of 1934.

Executive Compensation, page 33
Compensation Discussion and Analysis, page 11 of proxy statement on Schedule 14A

3. You indicate that salaries and overall compensation are based to a significant extent on information regarding peer institutions. In future filings, please identify the members of the peer group used in this process. If the company targets total compensation or any element of compensation to have a specific relationship to amounts paid by the peer group, please disclose such relationship. Also, discuss the amounts ultimately paid in those elements of compensation compared to the targeted relationship to amounts that the peer group paid their executives. Also discuss the amounts ultimately paid compared to the amounts that the peer group paid their executives.

4. With respect to the "additional bonus payments," please revise to clarify the preestablished targets and actual performance as well as Mr. Bentley's individual performance that led to his bonus payment.

Certain Relationships and Related Transactions, and Director Independence, page 33
Related Matters, page 18 of proxy statement on Schedule 14A

5. In future filings, please include the disclosure concerning director independence discussed under Item 407(a) of Regulation S-K, as required by Item 13 of Form 10-K.

6. We note the disclosure on page 18 of the Schedule 14A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the company. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

7. Please include a section entitled "Compensation Committee Interlocks and Insider Participation" and address the disclosure called for in Items 407(e)(4) and (e)(5) of Regulation S-K.

Signature Page

8.   Please amend the signature page to identify the Chief Accounting Officer or
        Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarter Ended September 30, 2009

General

9.   Please include page numbers in all future filings.

Consolidated Statements of Income

10.   We note your presentation of other-than-temporary impairment ("OTTI") losses
        on investment securities on the face of your income statement. Please tell us and
        revise your future filings to explain how the recognition of additional credit-
        related OTTI could result in a gain reported in other comprehensive income.
        Relate this discussion to your accounting policy for determining and measuring
        credit losses and explain how changes in credit quality may or may not correlate
        to changes in overall fair value of the impaired securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality

11.   We note the significant increase in troubled debt restructurings during the nine
        months ended September 30, 2009 and that the majority of the increase relates to
        $6.3 million of commercial loans to one borrower. Given the significance of
        troubled debt restructurings to your total non-performing loans, please revise your
        future filings to provide the following enhanced disclosures:

        •   Troubled debt restructurings quantified by loan type, quantified separately
            as accrual and nonaccrual;
        •   Policy regarding how many payments the borrower needs to make on the
            restructured loans before returning the loan to accrual status;
        •   Quantifications of types of concessions made (e.g., reduction of interest
            rate, payment extensions, forgiveness of principal, forbearance or other
            actions) and discussion of the bank's success with the different types of
            concessions; and
        •   If impairment is measured based on the present value of expected future
            cash flows, disclose your policy election regarding how the entire change
            in present value is reflected in the financial statements. For example,
            disclose whether the amount is recorded entirely within the provision for
            loan losses or whether a portion reflecting the amount attributable to the
            passage of time is recorded as interest income. To the extent that part of
            the amount is reflected within interest income, the amount of interest

income recognized should be disclosed. Refer to ASC 310-10-45 (SFAS 114, paragraphs 58-59).

12. We note that the majority of your impaired loans do not have an associated allowance for loan losses. Please revise your disclosure in future filings to more clearly explain the methods used to measure impairment and to clarify why the majority of your impaired loans did not require a specific reserve. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

- How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
- Whether you make any adjustments to the appraisals and why;
- Type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount to charge-off; and
- In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

13. As a related matter, describe how charge-offs for confirmed losses impact the coverage ratio. For example, consider providing the following types of disclosure in your future filings:

- Nonperforming loans for which the full loss has been charged-off to total loans;
- Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;
- Charge-off rate for nonperforming loans for which the full loss has been charged-off;
- Coverage ratio net of nonperforming loans for which the full loss has been charged-off;

- Total allowance divided by (total loans less nonperforming loans for which the full loss has been charged-off); and
- Allowance for individually impaired loans divided by total loans that are individually impaired.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3448.

Sincerely,

Jessica Livingston
Senior Counsel